1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai
allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

November 14, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:    Lisa Larkin, Division of Investment Management, and Lauren Hamilton, Office of Chief Accountant

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”) (File No. 333-227822)

Dear Mmes. Larkin and Hamilton:

Thank you for your telephonic comments regarding the registration statement on Form N‑14 (the “Registration Statement”) relating to the Emerging Markets Portfolio (the “Acquiring Fund”), a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2018 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Emerging Markets Fund, Inc. (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), would be transferred to the Acquiring Fund, in exchange for shares of common stock of the Acquiring Fund (the “Reorganization”). The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.  Below, we describe the changes made in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR on or about November 14, 2018.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 1.

In the section entitled “Synopsis,” please include disclosure clarifying that portfolio turnover in connection with the Reorganization may have tax consequences to investors. Please supplementally confirm whether stockholders of the Acquiring Fund will be separately informed of these consequences.

Response 1.      The disclosure has been revised accordingly. We hereby confirm that stockholders of the Acquiring Fund will not be separately informed of tax consequences due to portfolio turnover in connection with the Reorganization.

Comment 2.

In the section entitled “Synopsis,” please include disclosure regarding the following in light of anticipated portfolio turnover: (i) the reasons for portfolio realignment; (ii) the extent and cost of portfolio realignment in terms of dollars and basis points; (iii) the percentage of the Acquired Fund’s portfolio that is expected to be sold as a result of portfolio realignment and an estimate of realized gains expected to result from such sales on a dollar amount and per share basis; and (iv) a statement that total reorganization costs do not reflect commissions that may be incurred during portfolio realignment. Please also include this disclosure in the notes to the financial statements.

Response 2.      The disclosure has been revised accordingly except that, with respect to (ii) and (iii), the cost of portfolio realignment and an estimate of realized gains expected to result therefrom has not been included. The foregoing disclosures have been excluded because the projected portfolio turnover rate of 45% is based upon a number of variables and assumptions, such as cash flow and market conditions. Accordingly, providing the requested information may result in disclosing numbers materially different from actual cost/gains subsequent to portfolio realignment. We believe that the added disclosure in response to this comment, coupled with existing disclosure in the proxy statement and prospectus, appropriately informs investors regarding portfolio turnover.

Comment 3.	With respect to the section entitled “Synopsis—Fee Tables,” please supplementally confirm that the fees and expenses reflect current fees and expenses of the Funds in compliance with Form N-14.

Response 3. We hereby confirm that the fees and expenses reflect current fees and expenses of the Funds in compliance with Form N-14.

Comment 4.

Please supplementally explain why, given the stated expense cap for Class I shares of the Combined Fund, the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement have been waived down to 104 basis points rather than 105 basis points.

Response 4.      With regards to the Combined Fund, due to the effect of share class accounting, the expense waivers necessary at the composite level in order to not exceed the stated expense cap of the least expensive class (Class IS) results in the expenses of Class I shares being waived below the stated expense cap.

Comment 5.	Please include the disclosure required by Item 8.5.b of Form N-2 incorporated by reference from Item 6(a)(1) of Form N-14.

Response 5. The disclosure has been revised accordingly.

Comment 6.

Please supplementally explain why shareholders of the Acquired Fund beneficially owning 5% or more of the Fund’s shares have been listed in the proxy statement and prospectus given the filing on Form N-14 occurred in advance of the record date.

Response 6.      This information, given the Acquired Fund is a closed-end fund, is sourced from Schedule 13D and/or 13G EDGAR filings made by beneficial owners of the Acquired Fund; accordingly, such information is available in advance of the record date where a beneficial owner has made such filing. We hereby confirm that we have since confirmed, or updated if applicable, this data, as of the record date.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 7.

Please revise the disclosure to include, as of a recent practicable date, a statement regarding the capital loss carryforwards available to each Fund and whether such capital loss carryforwards are subject to expiration or limitation.

Response 7. The disclosure has been revised accordingly.

Comment 8.

Please revise the disclosure to include in the notes to the financial statements a statement regarding the cost of the Reorganization to the respective Fund and the rationale for allocation of such cost, whether or not the Reorganization is consummated.

Response 8. The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai